                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 4)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             The Austria Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   052587102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 10, 1999
--------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.:

                               Page 1 of 4 Pages

--------------------                                          -----------------
CUSIP No.: 052587102                  13D                     Page 2 of 4 Pages
--------------------                                          -----------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

              Bankgesellschaft Berlin AG
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                     WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
         PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Federal Republic of Germany
-------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                       16,700
         SHARES
-------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                          0
          OWNED
-------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                  16,700
        REPORTING
-------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER                     0
          WITH
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         16,700
-------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            [ ]
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                              *
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            BK
-------------------------------------------------------------------------------

* Less than 1%

         This Amendment No. 4 amends and supplements Items 3 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of The Austria Fund, Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase the 16,700 shares of Common Stock reported in Item 5(a) was working capital and aggregated approximately $179,859 (exclusive of commissions).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated November 23, 1998, relating to the Annual Meeting of Stockholders of the Fund held on January 13, 1999 states that, as of October 23, 1998, there were 11,703,031 shares of Common Stock outstanding. In a press release dated January 15, 1999, the Fund stated that it had repurchased approximately 32% of its outstanding shares. Accordingly, for purposes of this Item 5(a) the Fund is assumed to have 7,958,062 shares of Common Stock outstanding.

         The Bank is the beneficial owner of 16,700 shares of Common Stock, which constitute less than one percent of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) Since the filing of Amendment No. 3 to this Schedule 13D, the Bank has effected the following purchases and sales of the shares of Common Stock, all of which were made on the New York Stock Exchange.


     Date           Number of Shares Purchased or Sold       Price Per Share
     ----           ----------------------------------       ---------------

March 10, 1999               380,000 (sale)                     $10.6250
March 15, 1999                50,000 (sale)                      10.8750
March 15, 1999                   200 (purchase)                  10.7500
March 16, 1999                 9,400 (purchase)                  10.8125

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) On March 10, 1999 the Bank ceased to be the owner of more than five percent of the Common Stock.

                               Page 3 of 4 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 1999                        BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ Gregory L. Melville
                                               -------------------------------
                                            Name:  Gregory L. Melville
                                            Title: Assistant Director

                                            By: /s/ Moritz A. Sell
                                               -------------------------------
                                            Name:  Moritz Sell
                                            Title:


                               Page 4 of 4 Pages